APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mike & Patty's JP, LLC
Balance Sheet - unaudited
For the period ended December 31, 2021

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ 16,443.00
Petty Cash	3,200.00
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	19,643.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	100,000.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	100,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 119,643.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		$7,037.94
Lease Payable		127,500.00
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		134,537.94
EQUITY		
Capital Stock/Partner's Equity		(14,894.94)
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		(14,894.94)
TOTAL LIABILITIES & EQUITY	$	119,643.00
Balance Sheet Check		-

I, Michael Gurevich, certify that:

1. The financial statements of Mike & Patty's JP, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Mike & Patty's JP, LLC has not been included in this Form as Mike & Patty's JP, LLC was formed on 02/01/2021 and has not filed a tax return to date.

Signature   *Michael Gurevich*

Name: Michael Gurevich

Title: Owner